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                                                                   EXHIBIT 2.5

                           TIMBER CUTTING AGREEMENT


      This TIMBER CUTTING AGREEMENT is dated as of October 25, 1999 and is made by and between R (1999) TIMBERLANDS LLC, a limited liability company organized under the laws of the State of Delaware, and RAYONIER TIMBERLANDS OPERATING COMPANY, L.P., a Delaware limited partnership (collectively and severally, "Seller") and JEFFERSON SMURFIT CORPORATION (U.S.), a Delaware corporation ("Buyer").

                                   ARTICLE I

                                   RECITALS

      1.01 BACKGROUND. Seller is the fee simple owner and lessee of certain timberlands located in the states of Florida, Georgia and Alabama. Buyer owns and operates paper mills located in Fernandina, Florida, and Brewton, Alabama. The aforesaid timberlands have been a principal source of pulpwood used in the operation of the Mills.

      1.02 PURPOSE OF AGREEMENT. The parties wish by this agreement to contract for the purchase of timber from the Timberlands.

                                  ARTICLE II

                                  DEFINITIONS

      The following terms used in this Agreement will have the following meanings (unless otherwise expressly provided herein):

      "AFFILIATE" of a Person means any other Person directly, or through one or more other intermediaries indirectly, controlling, controlled by or under common control with the first Person.

      "AGREEMENT" is this Timber Cutting Agreement, as modified or amended from time to time.

      "BREWTON MILL" is the paper mill located in Brewton, Alabama that Buyer owns and operates.

      "BUYER" is Jefferson Smurfit Corporation (U.S.), a Delaware corporation.

      "DESIGNATION AND PRICING FORM" shall mean the form of Designation and Pricing Form for each Tract substantially in the form of Exhibit C attached hereto.

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      "DISPUTE" includes any dispute, controversy or claim arising out of or relating to this Agreement.

      "FERNANDINA MILL" is the paper mill located in Fernandina, Florida that Buyer owns and operates.

      "FORCE MAJEURE" means any cause, condition or event beyond a party's reasonable control that delays or prevents such party's performance of its non-monetary obligations hereunder, including war, acts of government, acts of public enemy, riots, civil strife, lightning, fires, explosions, storms, floods, power failures, other acts of God or nature, major equipment failure, labor strikes, lockouts or other dispute, and other similar events or circumstances; provided, however, that adverse financial or market conditions and generally applicable legislation shall not constitute a Force Majeure.

      "INDEPENDENT CONSULTANT" is any of the following forestry consultants:
Larson & McGowan, Sizemore & Sizemore, F&W Forestry, Canal Forest Resources and Resource Management, Inc.

      "MILLS" are, collectively, the Fernandina Mill and the Brewton Mill.

      "PERSON" means any individual, sole proprietorship, trust, estate, executor, legal representative, unincorporated association, institution, corporation, company, partnership, limited liability company, limited liability partnership, joint venture, government (whether national, federal, state, county, city, municipal or otherwise, including, without limitation, any instrumentality, division, agency, body or department thereof) or other entity.

      "RESERVED TIMBER" shall mean the standing merchantable pine timber situated on the commercial forest land described in Exhibit B hereto.

      "SELLER" is, collectively and severally, R (1999) Timberlands LLC, a Delaware limited liability company, and Rayonier Timberlands Operating Company, L.P., a Delaware limited partnership, and their respective successors and assigns.

      "TERM" shall mean the term of this Timber Cutting Agreement as provided in Article VIII.

      "TIMBER" is any and all merchantable timber standing, growing, laying or being on the Timberlands which meets the specifications set forth in each Designation and Pricing Form.

      "TIMBERLANDS" are the approximately 1,800,000 acres of commercial forest land owned by Seller in the states of Florida, Georgia and Alabama, as more specifically described in Exhibit A hereto.


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      "TRACT" or "TRACTS" are tracts of commercial forest land comprising portions of the Timberlands.

                                   ARTICLE III

                             RIGHTS AND OBLIGATIONS

      3.01 AGREEMENT. Seller hereby grants to Buyer the right to sever and remove the designated Timber on all Tracts designated by Seller in accordance with Article IV, and Buyer agrees to sever and remove such Timber.

      3.02 RISK OF LOSS. Seller retains all risk of loss, damage, or injury to the Timber by fire, windstorm, pestilence, act of God, act of government or other casualty not caused by the negligence or willful acts of Buyer, its agents, employees or contractors, until it is severed and removed from the Timberlands by or on behalf of Buyer.

      3.03 TITLE. Upon severance and removal from the Timberlands of any portion of the Timber, title to and ownership of such Timber shall pass to Buyer free and clear of all liens and encumbrances.

      3.04 SCALING. Volumes will be based on gross tons of wood shown on scale tickets. Seller will provide Buyer with load tickets which will operate as a record for the Timber harvested under this Agreement. Such load tickets will be sequentially numbered documents in multiple part forms.
Buyer will be responsible for completing the pertinent information on the form for each load, attaching one part of the load ticket to the load of Timber at the loading site, and depositing another part of the ticket into a lock box on the Tract from which the Timber is harvested. Buyer shall have the load weighed across any state certified or forest products industry scale, with the scale weight recorded on a written scale ticket. Buyer shall attach the third part of the load ticket to the corresponding scale ticket. The scale tickets and the corresponding load tickets for each week's deliveries, along with a cutting report and sales record recapping the timber types, weights and payment classification shall be forwarded to Seller as provided below. Buyer shall remit to Seller not later than Friday of each week following a week during which Buyer has removed Timber from the Timberlands, a check made payable to Seller for the full price of the Timber cut and removed during the preceding week. Each payment shall be accompanied by a cutting report and sales record which will be provided by Seller. Such cutting report and sales record will detail the products removed during the prior week. The original (white) cutting report and sales record with scale tickets and payment attached shall be mailed to:


                        Southeast Forest Resources
                        Post Office Box 728
                        4 North 2nd Street
                        Fernandina Beach, Florida 32035-0728



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The second copy (canary) is to be sent to the appropriate Seller supervisor.


The third copy (pink) is for Buyer's records.

            If Buyer fails to produce load tickets and scale tickets that correspond to all load tickets deposited in the lock box, Buyer shall pay Seller $1,000 for each missing ticket. Any load tickets issued to the Buyer which are unused at completion of the sale must be returned to Seller.

      3.05 RESERVED TIMBER. Buyer shall have the unrestricted right to sever and remove the Reserved Timber without paying Seller therefor. Buyer's logging operations with respect to the Reserved Timber shall be performed pursuant to the provisions of Article V of this Agreement governing logging operations associated with the Timber.





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                                   ARTICLE IV

                   TIMBER DESIGNATION AND PRICE DETERMINATION

      4.01  TRACT DESIGNATION.

            (a) During each of calendar years 2000 and 2001, Seller shall designate to Buyer one or more Tracts within the supply area of the Fernandina Mill on which sufficient pine timber is available for harvest to produce 1,275,000 tons, and Seller shall designate one or more Tracts within the supply area of the Brewton Mill on which sufficient pine timber is available for harvest to produce 560,000 tons. Prior to Seller's designating any Tract, both Seller and Buyer must have received the timber cruise data for the Tract from the Independent Consultant as provided in Section 4.02.

            (b) Tracts designated by Seller shall represent an estimated aggregate volume of one hundred ten percent (110%) of the annual volume commitments set forth in Section 4.01(a) above for the relevant calendar year. Tract selection will be made by district, including six
      (6) or seven (7) districts that are logical combinations of Buyer's historic districts with those of Seller in the Fernandina region, and three new districts in Alabama. Taking into account Seller's objective of having Timber harvested with respect to a designated Tract within the calendar year of designation, and Buyer's objective of achieving Timber harvests consistent with Buyer's supply and production requirements, Seller and Buyer shall collaborate in good faith to achieve a mutually acceptable schedule of Tract designations. The total volume of Timber on the Tracts designated in any calendar year will be prorated among the districts in approximate proportion to each district's share of the total volume scheduled for harvest in such calendar year from the Timberlands. The mix of Tracts designated will fairly represent the mix of Tracts available for harvest within each district of the Timberlands, except that, upon agreement of Seller and Buyer the designated Timber may, in the aggregate, contain a higher than average percentage of pulpwood.


     4.02 TIMBER CRUISES. Prior to Tract designation by Seller, an Independent Consultant mutually selected by Buyer and Seller shall conduct a cruise of each Tract selected by Seller to determine the species and product mix and estimated volume of Timber on the Tract. Such Independent Consultant shall deliver all such cruise data for each cruised Tract to both Seller and Buyer upon completion of the cruise of the Tract. The cost of all such timber cruises shall be divided and paid equally by Seller and Buyer.

      4.03 BUYER'S RIGHT OF REFUSAL. After receiving designation of a Tract from Seller and prior to submitting its proposed stumpage prices to the Independent Consultant for determination under Section 4.04(b) below, Buyer shall have the right to decline to purchase the Timber on such Tract as long as the volume offered on all Tracts previously declined by Buyer under this



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Section 4.03 during the calendar year does not exceed ten percent (10%) of the annual volume commitments set forth in Section 4.01 above. Likewise, after designating a Tract to Buyer and prior to submitting its proposed stumpage prices to the Independent Consultant for determination under Section 4.04(b) below, Seller shall have the right to decline to sell the Timber on such Tract as long as the volume offered on all Tracts previously declined by Seller under this Section 4.03 during the calendar year does not exceed ten percent (10%) of the annual volume commitments set forth in Section 4.01 above; provided, however, Seller's obligation to designate Tracts on which sufficient volumes are available pursuant to the provisions of Section 4.01(a) shall remain in full force and effect. Any decision not to sell or buy Timber with respect to an assigned Tract on the part of Seller or Buyer under the provisions of this Section 4.03 shall result in neither party having the obligation to sell or buy such Timber, as the case may be.

      4.04 STUMPAGE PRICE DETERMINATIONS. The stumpage price for the Timber will be determined separately for the Timber on each designated Tract in accordance with this Section 4.04.

            (a) After a Tract is designated by Seller pursuant to Section 4.01, Buyer and Seller shall first negotiate in good faith to determine composite stumpage prices for each species of Timber on the designated Tract.

            (b) If the parties cannot agree on stumpage prices within fourteen (14) days after the date the Seller designates a Tract, Buyer shall submit to the Independent Consultant the stumpage prices at which it is willing to purchase the Timber on the Tract, and Seller shall submit to the Independent Consultant the stumpage prices at which it is willing to sell the Timber on the Tract. Taking into account all available comparable sales and other data relevant to determine the fair market value of such Timber, the Independent Consultant shall select whichever of the two stumpage prices submitted by the parties more closely reflects the fair market value of the designated Timber.

      4.05 DESIGNATION AND PRICING FORM. Once the Seller has designated a Tract and the stumpage prices have been determined in accordance with Section 4.04, the parties shall execute a Designation and Pricing Form for the Tract. Once executed, the Designation and Pricing Form for the Tract shall be incorporated as part of this Agreement.

      4.06 CUTTING PERIOD. Unless extended as provided below, Buyer shall have twelve months from the time the Designation and Pricing Form for a Tract is executed to harvest the Timber on the Tract. If Buyer is prevented during the twelve-month period from severing and removing the Timber on a Tract because it reasonably believes there is a Force Majeure affecting the operations on the Tract, then the twelve-month period shall be extended by a period equal to the number of days Buyer was required to suspend its operations as a result of the Force Majeure, provided that Buyer gives notice to Seller within seven (7) days of suspension of its operations describing the cause of such suspension and the estimated period its operations will be



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suspended.  Seller may suspend Buyer's operations on a Tract, without liability to Buyer, if Seller reasonably believes there is a Force Majeure affecting operations on the Tract provided Seller gives written notice to Buyer describing the cause of such suspension and the estimated period Buyer's operations will be suspended. If Seller suspends Buyer's operations on a Tract, the twelve-month cutting period for the Tract will be extended by the number of days Buyer was required to suspend its operations.


                                    ARTICLE V

                               LOGGING OPERATIONS

      5.01 CONDUCT BY BUYER. Buyer shall conduct all harvesting and road construction activities in compliance in all material respects with applicable law, including without limitation environmental, occupational, labor, health, and safety laws, and good and safe harvest operations, taking into account the type of timber and terrain in question, and in accordance with the following requirements.

            (a) Buyer shall pay all costs of labor and materials and shall keep the properties of Seller free from liens and encumbrances.

            (b) Buyer shall keep all roads, firebreaks, fields, streams, and other open areas on the Timberlands free of tops and other logging debris.

            (c) Stump height shall not exceed four (4) inches or the diameter of the stump, whichever is smaller, as measured from ground level, except cypress stump height, which shall be at least five (5) inches, as measured from the ground level, but shall not exceed twenty
      (20) inches.

            (d)   Cutting shall be done only in designated areas.

            (e)   Buyer shall cut and remove all Timber as defined herein.

            (f) No logs, pulpwood or other forest products will be ramped on graded roads.

            (g) At the completion of each day's operations, Buyer shall be responsible for locking all cables and/or gates unlocked during logging operations.

            (h) Purchaser shall be responsible for initiating and fully cooperating with Seller in implementing harvesting practices consistent with recommended Best Management Practices.



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            (i)   Upon completion of all logging operations on a Tract, Buyer shall promptly remove all equipment, refuse, wire rope, litter, scrap and trash brought onto the Tract or deposited along access roads by Buyer, its agents, contractors or employees. All lunch-box garbage, empty containers, empty cans or anything of a non-biodegradable nature shall be removed from the Timberlands on a daily basis.

            (j) Buyer shall notify Seller when road construction and/or harvesting begins on a designated Tract, and shall notify Seller whenever the harvesting operation moves onto or off of a designated Tract.

      5.02 ACCESS RIGHTS. Seller hereby grants to Buyer, its successors, assigns, contractors and subcontractors, the right to enter upon designated Tracts at any and all times during said term with tools, wagons, carts, trucks, men and equipment and all other conveyances that are necessary for the preservation, care, cutting and removal of the Timber, together with the right to operate roads and roadways upon, over and across such Tracts and any other lands of Seller near or adjacent thereto, where such roads and roadways are necessary for ingress and egress, and the right to erect temporary structures upon such Tracts. Buyer shall have and is hereby granted the right at any time during the Term and for sixty (60) days thereafter, to remove any and all machinery, equipment and other property (excluding any claim to timber) of Buyer, whether or not so fixed to the Tracts as to be regarded in law as a part of the Tracts, provided that the Tracts and other property are not damaged as a result of such removal.

      5.03 ROAD CONSTRUCTION. Buyer shall use existing roads wherever possible and shall leave all roads in a condition that equals or exceeds their condition when harvesting began. Buyer shall have the right to build such temporary roads upon the Timberlands as may be necessary to log the Timberlands; provided, however, Seller shall have the right to approve the location of any such temporary roads, which approval shall not be unreasonably withheld, conditioned or delayed.

      5.04 REFORESTATION. Seller shall be responsible for reforestation work and costs of complying with any State requirements regarding reforestation.

      5.05 TAXES. Seller shall pay all taxes levied against the Timberlands, including fire patrol tax, during the Term, and Seller shall pay all taxes levied by reason of Buyer's harvest and removal of the Timber, including without limitation, any privilege tax. For all or any portions of the Timber growing upon Tracts in Georgia that is subject to ad valorem assessment by the county in which the Tract is situated (as required under O.C.G.A. Section 48-5-7.5), for each calendar quarter in which timber is harvested by Buyer, Buyer shall timely complete, sign and tender two (2) copies of Form PT-283T. One copy thereof shall be sent to the Board of Tax Assessors of the county in which the Tract is situated whereupon Timber was harvested, and the other copy shall be sent to the following address:



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                    Rayonier Timberlands Operating Company, L.P.
                    R (1999) Timberlands LLC
                    Attention:  Manager, Taxes
                    Post Office Box 728
                    Fernandina Beach, Florida  32035-0728

Such reports are due within forty-five (45) days after the end of the calendar quarter and shall include the total of dollar value paid for the standing Timber harvested on the applicable Tract and the volume in tons by product harvested on said Tract in the quarter for which the report is being filed.

      5.06 HARVEST AND OTHER PERMITS; RESPONSIBILITY AND COST. Buyer shall be responsible for obtaining, at Buyer's expense, and in its name or in the name of Seller, all governmental permits and approvals required to harvest the Timber from any designated Tract.

      5.07 ENVIRONMENTAL COMPLIANCE. Buyer shall, during the period of its harvest of Timber hereunder, promptly observe and comply with all applicable laws, ordinances, orders, directives, rules, regulations, and other requirements of any Federal, State or local governmental authority or agency having jurisdiction, whether in force at the commencement of this Agreement or enacted or asserted during the term of this Agreement. Buyer shall promptly report to Seller any suspected activity on any Tract that violates or may appear to violate any environmental law, regulation, ordinance or rule whether state, local or federal. Under no circumstances whatsoever will Buyer cause any carcinogenic, controlled, toxic or hazardous substance or material, or permit a container presently holding or formerly holding such substance(s), to drain, or percolate on or into, or be stored, dumped, buried, or otherwise contaminate, taint, or affect any Tract from which Timber is to be cut, or any other land adjacent to or in the vicinity of the Tract.

      5.08 RAILROAD CROSSINGS. Seller does not warrant the condition of the Timberlands; Buyer enters upon the Timberlands at its sole risk. Seller HEREBY GIVES NOTICE TO BUYER THAT IT MAY ENCOUNTER UNGUARDED RAILROAD CROSSINGS THAT DO NOT HAVE AUTOMATIC WARNINGS DEVICES. Seller does not warrant the condition of the railroad crossings, and Buyer accepts railroad crossings in an "as is" condition. At all times during the Term, Buyer agrees to utilize great care and caution when encountering such crossings. Buyer shall indemnify and save harmless Seller and owner of railroad right of way in the vicinity of said railroad crossing, their officers, agents and employees, from and against all liability, claims, loss, damage, expense (including attorney's fees) or costs for personal injuries (including death) and/or property damage to whomsoever or whatsoever, occurring or arising in any manner from Buyer's use of said railroad crossing.

     5.09 PENALTY CLAUSE. If Seller finds any undesignated stumpage cut without the permission of Seller, Buyer shall pay as damages to Seller twice the stumpage price determined in Section 4.1, or $50.00 per tree for any marked boundary line tree regardless of size unless said



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tree is specifically designated for cutting. The volume of such penalty stumpage will be calculated by Seller. If, at the expiration of this Agreement, Seller finds cut merchantable trees, left in the woods, and if failure to remove was not due to circumstances beyond the control of Buyer, as determined solely by Seller, the volume of such trees will be calculated by Seller within thirty (30) days after the expiration of this Agreement, and the Buyer will pay Seller for the calculated volume, based on the prices determined in Section 4.04 above, as though it had been removed. Notification of the calculated volume shall consist of mailing the notice and invoice to Buyer's representative as set forth in
Section 10.07 Buyer shall hove thirty (30) days after notification by Seller in which to remove said trees. Title to any trees not removed by the end of said period shall remain in and/or revert to Seller to then dispose of as it may seem fit. In the event uncut trees remain at the expiration of the Term, liquidated damages will be assessed equal to the calculated volume, as determined solely by Seller, multiplied by twenty-five percent (25%) of the prices determined in
Section 4.04 above.

      5.10 HARVEST COMPLETION LETTER. At such time as Buyer has harvested all Timber from a designated Tract and performed all of its post-harvest obligations under this Agreement with respect to such Tract, Seller and Buyer shall execute and deliver a "Harvest Completion Letter" substantially in the form of that attached hereto as Exhibit D, which letter shall be accompanied by any amounts payable by Buyer with respect to unfulfilled post-harvest obligations which Seller has agreed to perform or cause to be performed. Delivery of such letter, and acceptance thereof by Seller, shall release Buyer from any further liability hereunder with respect to Buyer's obligations under this Agreement as to (i) severing, removing and paying for the Timber pertaining to the Tract at issue and (ii) post-harvest clean-up and site restoration of such Tract, except as may later arise under Section
5.07 regarding environmental matters.


                                  ARTICLE VI
                                  ----------

                      COVENANTS AND AGREEMENTS OF SELLER
                      ----------------------------------

      6.01 Seller covenants and agrees that it is seized of fee simple or leasehold title to the Timberlands and that it has the right to grant and convey the right to harvest the Timber.

      6.02 Seller shall hold Buyer harmless against any Person claiming by, through or under Seller who may assert against Buyer any claim of title to the Timberlands or the Timber.


                                  ARTICLE VII
                                  -----------

                       COVENANTS AND AGREEMENTS OF BUYER
                       ---------------------------------


     7.01 HOLD HARMLESS. Buyer shall defend, indemnify and save harmless Seller, its directors, officers, employees and agents against any and all loss, expenses, damages, claims,


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fines, charges, liens, liabilities, actions, causes of action or proceedings of any kind whatsoever (whether or not arising on account of damage to or loss of property, or injury to or death of any person) arising directly or indirectly out of or in connection with performance by or on behalf of Buyer of any of its obligations, operations or activities hereunder, except those caused solely by any such indemnified party's negligence. The foregoing includes, without limitations, any claim for injury to persons or property, timber trespass, nuisance, mechanics' and materialmen's liens, workers' compensation or unemployment taxes, and any fines and penalties. Buyer shall perform all its obligations and carry on all its operations and activities hereunder as an independent contractor and entirely at its own risk and responsibility. Buyer shall be responsible for activities of its subcontractors. Buyer will reimburse Seller, its directors, officers, employees or agents for all costs reasonably incurred by any such parties in defending against such claims through their attorney(s) of choice.

      7.02 DAMAGE TO PROPERTY. Buyer shall pay for all material damage to Seller's property and any damage to the property of any third parties resulting directly or indirectly from negligent acts or omissions by Buyer, its employees, agents or contractors in performing this Agreement.

      7.03 INSURANCE. At all times during the term of this Agreement and any extension thereof or until all work required by this Agreement is completed, Buyer shall, at its sole cost, maintain in effect:

            (a) Commercial general liability insurance with aggregate coverage not less than $20,000,000 covering its harvesting activities. The limit of liability shall be at least $1,000,000 per occurrence and may be provided, in part, by umbrella or excess liability policies.

            (b) Motor vehicle liability insurance covering all vehicles used in operations under this Agreement, or used upon or in connection with the harvest of timber on or from Seller's land. The policy shall have a limit of liability not less than $1,000,000 per occurrence.

            (c) Workers compensation insurance meeting statutory requirements for all Buyer's employees, and shall require Buyer's contractors and subcontractors to have workers compensation insurance involved in any operation hereunder.

All policies of insurance shall be placed with financially sound, commercial insurers licensed to do business in the states in which the Timberlands are situated; provided, however, Buyer may satisfy the obligations of this
Section 7.03 by a plan of self-insurance. All policies of insurance shall provide that Seller shall be given thirty (30) days' prior notice of material change or cancellation of coverage, and shall name Seller and Rayonier Forest Resources Company and their respective directors, officers, employees and agents as insured parties thereunder. This


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notice provision shall be without qualification. Buyer shall on or prior to the closing date, and prior to each policy renewal, furnish to Seller certificates of insurance or other evidence satisfactory to Seller that insurance complying with all of the above requirements is in effect.


                                  ARTICLE VIII

                                TERM; TERMINATION

      8.01 TERM. Subject to termination as provided in Section 8.02, the term of this Agreement shall be, and this Agreement shall continue in full force and effect from the date hereof until the last cutting period described in Section 4.06, including any extension thereof, has been completed.

      8.02 TERMINATION. This Agreement may be terminated in the following manner:

            (a)   at any time by the mutual written agreement of the parties;

            (b) by either party following a breach by the defaulting party of any of its monetary obligations hereunder, by giving written notice of such breach to the defaulting party, and the continuing failure by the defaulting party to cure such breach in all material respects for a period of ten (10) days after the receipt of such notice, following which the nondefaulting party will have no further obligations hereunder; or

            (c) by either party at any time following a material breach by the defaulting party of any of its other obligations hereunder, by giving written notice of such breach to the defaulting party, and the continued failure by the defaulting party to cure such breach in all material respects for a period of thirty (30) days, provided that if the breach is not reasonably susceptible of cure within thirty (30) days, such defaulting party shall have such additional time (not to exceed sixty [60] days from the date of such notice of breach) as long as the defaulting party initiates such cure within the thirty (30)-day period and diligently pursues completion of the cure, following which termination the nondefaulting party shall have no further obligations hereunder.

Termination shall not relieve a defaulting party of any liability to the nondefaulting party for breach of its obligations hereunder. The provisions of Article IX shall survive any termination of this Agreement.



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                                   ARTICLE IX

                               DISPUTE RESOLUTION

      9.01 CONSULTATION BY SENIOR EXECUTIVES. In the event of any Dispute, each of the parties will cause its chief operating officer in charge of the Timberlands (or his or her designee) in the case of Seller, and in charge of wood procurement for the Mills (or his or her designee) in the case of Buyer, to consult with each other promptly and in good faith to endeavor to resolve such Dispute before seeking arbitration as provided in Section 9.02, but failure to do so shall not limit the right of either party to submit the issue to such arbitration.

     9.02 ARBITRATION. Any Dispute not settled in accordance with the procedures set forth in Section 9.01 shall, at the request of either party, be settled by binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect (the "Rules"), except as the Rules may be modified by this Section 9.02.

            (a) The arbitration shall be held in Atlanta, Georgia. There shall be three arbitrators, of whom each party shall select one. The party-appointed arbitrators shall select the third arbitrator. Each of the arbitrators shall be a lawyer with at least 10 years' experience in commercial matters and shall have experience in the forest products area.

            (b) The arbitrators shall decide the matters in dispute in accordance with the laws of the state in which the Timber or Tract at issue is situated, without reference to the conflict of laws rules thereof. The arbitration shall be governed by the Federal Arbitration Act.

            (c) The hearing shall be commenced within sixty (60) days and the award shall be rendered no later than one hundred twenty (120) days following the appointment of the last of the three arbitrators. All discovery shall be completed no later than twenty (20) days prior to the commencement of the hearing.

            (d) Consistent with the expedited nature of arbitration, each party will, upon the written request of the other party, provide the other with copies of documents in its possession, custody or control relevant to the issues raised by any claim or counterclaim. Other discovery may be agreed by the parties or ordered by the arbitrators to the extent the arbitrators deem additional discovery relevant and appropriate, and any dispute regarding discovery, including disputes as to the need therefor or the relevance or scope thereof, shall be determined by the arbitrators, which determination shall be conclusive.

            (e) The parties and the arbitrators shall treat the proceedings, any related discovery and the decisions of the arbitral tribunal as confidential, except in connection with a judicial challenge to, or enforcement of, an award, and unless otherwise required by law.

            (f) Any claim by either party, shall be time barred unless the asserting party makes a demand for arbitration with respect to such claim within the applicable statute of limitations except to the extent otherwise provided in this Agreement. Any dispute as to the timeliness of such demand or other statute of limitations issues shall be decided by the arbitrators.

            (g) The award of the arbitrators shall be final and binding and shall be the sole and exclusive remedy between the parties regarding any claim, counterclaims, issues, or accounting presented to the tribunal. The arbitrators' award shall state the reasons on which the award is based. Any monetary award shall include interest from the date of any breach of or other violation of this Agreement to the date of which the award is paid, at a rate to be determined by the arbitrators. Judgment upon the award rendered by the arbitrators may be entered by any court having jurisdiction thereof. Each of the parties hereby consents to service of process by registered mail, by receipted Federal Express or other courier delivery, or by personal delivery at its address set forth below and agrees that its submission to jurisdiction and its consent to service of process by mail is made for the express benefit of the other party.

            (h) This agreement to arbitrate shall be binding upon the successors and assigns and any trustee or receiver, of each party, provided that nothing contained in this Section 9.02 shall limit the right of either party, or any of their respective Affiliates, successors, or assigns, at its election, to seek equitable remedies in a court of equity or law in the event of a breach or threatened breach hereof, without first proceeding under this Section 9.02.


                                    ARTICLE X
                                    ---------

                                  MISCELLANEOUS
                                  -------------

      10.01 ENTIRE AGREEMENT. This Agreement (including the Exhibits attached hereto or referred to herein and the Designation and Pricing Forms executed under Section 4.05) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes any prior understandings, agreements, or representations by or among the parties, written or oral, to the extent they related in any way to the subject matter hereof.

      10.02 NO THIRD-PARTY BENEFICIARIES. Except as otherwise expressly provided for in this Agreement, nothing in this Agreement, express or implied, is intended or shall be construed to confer upon or give to any employee of Seller or Buyer or any other Person, other than the parties hereto (and their successors and permitted assigns), any rights, remedies or other benefits under or by reason of this Agreement.

      10.03 SUCCESSION AND ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed, except as follows:

           (a) Assignment by Seller. Except as provided in this Section 10.03, this Agreement may not be assigned by Seller in whole or in part. Notwithstanding the foregoing, at any time during the Term, Seller may assign this Agreement: upon prior written notice to Buyer, to any Person (i) (1) that is and at all times remains an Affiliate or subsidiary of Seller, or that merges or consolidates with or into Seller, or that acquires all or substantially all of the assets of Seller or (2) that is a third party purchaser for value of the Timberlands, or any portion thereof, and (ii) that assumes all liabilities and obligations of Seller under this Agreement pursuant to an instrument in form and substance reasonably satisfactory to Buyer. In addition to the foregoing, Seller may assign this Agreement as security for obligations to any lender in respect of financial arrangements of Seller. In the event of any assignment or assumption contemplated by clauses (1) and (2) above, with respect to whom all liabilities and obligations of Seller under this Agreement are expressly assumed in writing, Seller shall be released from any and all liability under this Agreement that accrues prior to the date of such assignment and assumption; provided, however, any such release of Seller shall be conditioned upon there being provided to Buyer reasonable assurances that Seller's assignee (or an agent or contractor of such assignee) is capable of performing Seller's duties and obligations under this Agreement and such assignee has agreed to perform such duties and obligations. Seller hereby covenants and agrees that it shall not sell or transfer its interest in the Timber or the Timberlands in violation of the provisions of those certain promissory notes more particularly identified and described on Exhibit E attached hereto and incorporated herein by this reference, so long as any of such promissory notes remained issued and outstanding, nor shall Seller sell all or any portion of the Timberlands the effect of which would have a material adverse effect on the geographic mix of Timber with respect to the region within which such Timber or Tracts are located. Any purported assignment of transfer of this Agreement in violation of this Section 10.04(a) shall be void and of no force or effect.

            (b) Assignment by Buyer. Except as provided in this Section 10.04, this Agreement may not be assigned by Buyer in whole or in part. Notwithstanding the foregoing, at any time during the Term, Buyer may assign this Agreement, in whole or in part, (i) as security for obligations to such lenders in respect of financing arrangements of Buyer, (ii) upon prior written notice to Seller, to any Person (a) that is and at all times remains an Affiliate of Buyer controlled by Buyer, or that merges or consolidates with or into Buyer or that acquires all or substantially all of the assets of Buyer, including the Mill, and
      (b) that assumes all liabilities and obligations of Buyer under this Agreement pursuant to an instrument in form and substance reasonably satisfactory to Seller, or (iii) to any purchaser, lessee or operator of one of the Mills, whether or not affiliated with Buyer. No such assignment or assumption pursuant to the preceding sentence shall in any way affect the liabilities or obligations of Buyer under this Agreement, and in the event of any such assignment or assumption, Buyer shall remain fully liable for its liabilities and obligations under this Agreement. Any purported assignment or transfer of this Agreement in violation of this Section 10.03 shall be void and of no force or effect.

      10.04 COUNTERPARTS. This Agreement may be executed in any number of counterparts, and by any party on separate counterparts, each of which as so executed and delivered shall be deemed an original, but all of which together shall constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement as to any party hereto to produce or account for more than one such counterpart executed and delivered by such party.

      10.05 HEADINGS. The Article and Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.


      10.06 NOTICES. All notices, certificates, requests, demands, claims, and other communications hereunder shall be given in writing and shall be delivered personally (including by personal courier or delivery service) or sent by facsimile or telegram or by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other addresses as shall be specified by like notice):

        If to Buyer:                           Copy To:
        ------------                           --------

        John E. Davis                          John F. Allgood
        Smurfit-Stone Container                Assistant Secretary and Regional
          Corporation                            Counsel
        P.O. Box 457                           Smurfit-Stone Container
        Fernandina Beach, Florida 32035          Corporation
                                               1979 Lakeside Parkway
                                               Suite 300
                                               Tucker, Georgia 30084



        If to  Seller:
        --------------
        Rayonier Southeast Forest Resources
        Post Office Box 728
        Fernandina Beach, Florida  32035-0728
        Attention:  Mr. W. D. Ericksen

Copies of any and all notices, requests, demands, claims or other communications of a legal nature (as distinguished from those undertaken in the ordinary course of business) shall be delivered to:

            Rayonier Inc.
            1177 Summer Street
            Stamford, Connecticut 06905-5529
            Attention:  Ms. Lisa M. Palumbo
                        General Counsel

Any notice given personally or by mail or telegram shall be effective when received. Any notice given by facsimile shall be effective when the appropriate facsimile answer back is received.

      10.07 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the state in which the Timber or Tract at issue is situated as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies (without giving effect to any choice or conflict of law, provision or rule, whether such state or any other jurisdiction, that would cause the application of the laws of any jurisdiction other than such state).

      10.08 AMENDMENTS AND WAIVERS. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Seller and the Buyer. Either party hereto may, by written notice to the other party, waive any provision of this Agreement. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

      10.09 SEVERABILITY. The provisions of this Agreement shall be deemed severable and any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the
validity or enforceability of the remaining terms and provisions hereof.   If
any provision of this Agreement or the application thereof to any Person or entity or any circumstance, is invalid or unenforceable, (i) a suitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (ii) the remainder of this Agreement and the application of such provision to other persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

      10.10 EXPENSES. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, each of the parties will bear its own costs and expenses (including, but not limited to, all compensation and expenses of counsel, financial advisors, consultants, actuaries and independent accountants) incurred in connection with this Agreement and the transactions contemplated hereby.

      10.11 CONSTRUCTION. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The parties intend that each provision contained herein shall have independent significance. If any party has breached any agreement contained herein in any respect, the fact that there exists another provision relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty, or covenant.

      10.12 INCORPORATION OF EXHIBITS. The Exhibits identified in this Agreement are incorporated herein by reference and made a part hereof.

      10.13 PERFORMANCE. Each of the parties acknowledges and agrees that the other party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the parties agrees that the other party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter (subject to the provisions set forth in Section 10.14 below), in addition to any other remedy to which they may be entitled, at law or in equity.

      10.14 SUBMISSION TO JURISDICTION. WITHOUT LIMITING THE PARTIES' AGREEMENT TO SUBMIT ANY AND ALL DISPUTES TO ARBITRATION AS HEREIN PROVIDED, IF, NOTWITHSTANDING SAID SECTION, ANY PARTY SHALL HAVE THE RIGHT TO SEEK RECOURSE TO A COURT WITH RESPECT TO ANY DISPUTE ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTAINED IN OR CONTEMPLATED BY THIS AGREEMENT, WHETHER IN TORT OR CONTRACT OR AT LAW OR IN EQUITY, THEN ANY ACTION OR PROCEEDING IN RESPECT OF ANY SUCH DISPUTE SHALL BE BROUGHT EXCLUSIVELY IN ANY UNITED STATES DISTRICT COURT LOCATED IN THE STATE OF GOVERNING LAW (AS SET FORTH IN SECTION 10.07) (THE "JURISDICTIONAL STATE") OR THE STATE COURTS OF THE JURISDICTIONAL STATE ( THE "CHOSEN COURTS") AND WITH RESPECT TO ANY SUCH ACTION EACH PARTY (I) IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE CHOSEN COURTS FOR SUCH PURPOSES, (II) WAIVES ANY OBJECTION TO LAYING VENUE IN ANY SUCH ACTION OR PROCEEDING IN THE CHOSEN COURTS, (III) WAIVES ANY OBJECTION THAT THE CHOSEN COURTS ARE AN INCONVENIENT FORUM OR DO NOT HAVE JURISDICTION OVER ANY PARTY HERETO AND (IV) AGREES THAT SERVICE OF PROCESS UPON SUCH PARTY IN ANY SUCH ACTION OR PROCEEDING SHALL BE EFFECTIVE IF NOTICE IS GIVEN IN ACCORDANCE WITH SECTION 10.06 OF THIS AGREEMENT. EACH PARTY AGREES THAT A FINAL JUDGMENT IN ANY ACTION OR PROCEEDING SO BROUGHT SHALL BE CONCLUSIVE AND MAY BE ENFORCED BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW OR AT EQUITY. EACH PARTY ALSO AGREES NOT TO BRING ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT IN ANY OTHER COURT. BUYER IRREVOCABLY DESIGNATES JOHN F. ALLGOOD AS ITS AGENT AND ATTORNEY-IN-FACT FOR THE ACCEPTANCE OF SERVICE OF PROCESS ON ITS BEHALF IN ANY SUCH CLAIM OR PROCEEDING AND TAKING ALL SUCH ACTS AS MAY BE NECESSARY OR APPROPRIATE IN ORDER TO CONFER JURISDICTION OVER IT UPON THE CHOSEN COURTS AND THE BUYER STIPULATES THAT SUCH CONSENT AND APPOINTMENT IS IRREVOCABLE AND COUPLED WITH AN INTEREST. SELLER IRREVOCABLY DESIGNATES LISA M. PALUMBO AS ITS AGENT AND ATTORNEY-IN-FACT FOR THE ACCEPTANCE OF SERVICE OF PROCESS IN ANY SUCH CLAIM OR PROCEEDING AND TAKING ALL SUCH ACTS AS MAY BE NECESSARY OR APPROPRIATE IN ORDER TO CONFER JURISDICTION OVER IT UPON THE CHOSEN COURTS AND SELLER STIPULATES THAT SUCH CONSENT AND APPOINTMENT IS IRREVOCABLE AND COUPLED WITH AN INTEREST.

      10.15 FULFILLMENT OF OBLIGATIONS. Any obligation of any party to any other party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.

      10.16 RECORDABILITY. Seller and Buyer agree that this Agreement shall not be recorded in the public records of any county wherein the Timber is located; provided, however, Seller and Buyer agree that a notice of this Agreement in a form substantially similar to that document attached hereto as Exhibit D may be recorded.

      10.17 LEGAL COMPLIANCE. Buyer shall promptly report to Seller any observed marijuana or suspected marijuana growing on or about any Tract with respect to which Buyer is conducting logging operations.

      IN WITNESS WHEREOF, Seller and Buyer have each caused this Timber Cutting Agreement to be executed by their duly authorized officers, each as of the date first above written.




                              SELLER:

Date of execution:  10/25/99  R (1999) TIMBERLANDS LLC

                              By:  Rayonier Timberlands Management, Inc.,
                                   A Delaware corporation, its Managing
                                   General Partner


                                   By:  /s/  James M. Rutledge
                                       ----------------------
                                        Title:  Treasurer
                                               --------------


Date of execution:  10/25/99  RAYONIER TIMBERLANDS OPERATING
                              COMPANY, L.P.

                              By: Rayonier Timberlands Operating Company, L.P. A Delaware limited partnership, its sole member

                                   By:  Rayonier Timberlands Management Inc., a
                                        Delaware corporation, its Managing
                                        General Partner

                                   By:  /s/  James M. Rutledge
                                        -----------------------
                                        Title:  Treasurer
                                                ---------------

                              BUYER:

Date of execution:  10/25/99  JEFFERSON SMURFIT CORPORATION (U.S.)

                              By:  /s/   Leslie T. Lederer
                                    ----------------------
                                    Title:  Vice President